UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2024

Semper Paratus Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41002	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

767 Third Avenue, 38th Floor

New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

(646) 807-8832

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	LGSTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the Units	LGST	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one Class A ordinary share for $11.50 per share, included as part of the Units	LGSTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

Effectiveness of Registration Statement

As previously disclosed, on June 28, 2023, Semper Paratus Acquisition Corporation, a Cayman Island exempted company (“Semper Paratus”), entered into an Agreement and Plan of Merger by and among Semper Paratus, Semper Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Semper Paratus (“Merger Sub”), SSVK Associates, LLC, Semper Paratus’ sponsor, in its capacity as purchaser representative, Tevogen Bio Inc, a Delaware corporation (“Tevogen Bio”), and Ryan Saadi, in his capacity as seller representative (as may be amended and/or restated from time to time, the “Merger Agreement”), pursuant to which, among other things, the parties will effect the merger of Merger Sub with and into Tevogen Bio, with Tevogen Bio continuing as the surviving entity (the merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transaction”). On January 5, 2024, Semper Paratus and Tevogen Bio issued a joint press release announcing that the SEC had declared the registration statement on Form S-4 filed in connection with the Transaction effective as of January 4, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

The information in this Item 7.01 and in Exhibit 99.1 attached hereto is furnished pursuant to the rules and regulations of the SEC and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the Transaction between Semper Paratus and Tevogen Bio, including without limitation statements regarding the anticipated benefits of the Transaction, the anticipated timing of the Transaction, the implied enterprise value, future financial condition and performance of Tevogen Bio and the combined company after the closing and expected financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction, the level of redemptions of Semper Paratus’ public shareholders and the product candidates, products, markets, and expected future performance and market opportunities of Tevogen Bio. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Transaction may not be completed by Semper Paratus’ business combination deadline, otherwise in a timely manner, or at all, which may adversely affect the price of Semper Paratus’ securities; (ii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Merger Agreement by the shareholders of Semper Paratus, the satisfaction of the minimum cash at closing requirements, including as a result of any redemptions by Semper Paratus’ shareholders, and the receipt of certain governmental, regulatory and third party approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (iv) redemptions exceeding anticipated levels or the failure to meet NYSE initial listing standards in connection with the consummation of the Transaction; (v) the effect of the announcement or pendency of the Transaction on Tevogen Bio’s business relationships, operating results, and business generally; (vi) risks that the Transaction disrupts current plans and operations of Tevogen Bio; (vii) the outcome of any legal proceedings that may be instituted against Tevogen Bio or against Semper Paratus related to the Merger Agreement or the Transaction ; (viii) changes in the markets in which Tevogen Bio competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (ix) changes in domestic and global general economic conditions; (x) the risk that Tevogen Bio may not be able to execute its growth strategies, or may experience difficulties in managing its growth and expanding operations; (xi) risks related to the COVID-19 pandemic and response, including supply chain disruptions; (xii) the risk that Tevogen Bio may not be able to develop and maintain effective internal controls; (xiii) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholders redemptions; (xiv) the failure to recognize the anticipated benefits of the Transaction and to achieve Tevogen Bio’s commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Tevogen Bio to grow and manage growth economically and hire and retain key employees; (xv) the risk that Tevogen Bio may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xvi) risks related to the ability to develop, license or acquire new therapeutics; (xvii) the risk that Tevogen Bio will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Tevogen Bio’s business; (xix) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xx) risks related to regulatory review, and approval and commercial development; (xxi) risks associated with intellectual property protection; (xxii) Tevogen Bio’s limited operating history; and (xxiii) those factors discussed in Semper Paratus’ filings with the SEC and that that are contained in the preliminary proxy statement/prospectus relating to the Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are or will be described in the “Risk Factors” section of the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents to be filed by Semper Paratus from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Tevogen Bio and Semper Paratus may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Tevogen Bio or Semper Paratus gives any assurance that Tevogen Bio or Semper Paratus, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Semper Paratus’ or Tevogen Bio’s assessments as of any date subsequent to the date of this Current Report.

Additional Information and Where to Find It

In connection with the Merger Agreement and the Transaction, Semper Paratus has filed relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus of Semper Paratus, and will file other documents regarding the Transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Semper Paratus has filed or may file with the SEC in connection with the Transaction. Semper Paratus shareholders and other interested persons are advised to read the Form S-4, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, when it becomes available, and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials contain or will contain important information about Semper Paratus, Tevogen Bio, the merger agreement, and the proposed Transaction. When available, the definitive proxy statement and other relevant materials for the Transaction will be mailed to shareholders of Semper Paratus as of a record date to be established for voting on the Transaction. Before making any voting or investment decision, investors and shareholders of Semper Paratus are urged to carefully read, when they become available, the entire registration statement, the proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, and the documents incorporated by reference therein, because they will contain important information about Semper Paratus, Tevogen Bio, and the Transaction. Semper Paratus’ investors and shareholders and other interested persons will also be able to obtain copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, other documents filed with the SEC that will be incorporated by reference therein, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Semper Paratus Acquisition Corporation, 767 Third Avenue, 38th Floor, New York, NY 10017, Attention: Mr. Suren Ajjarapu.

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Participants in the Solicitation

Semper Paratus, Tevogen Bio, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Semper Paratus’ shareholders with respect to the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Semper Paratus’ directors and officers in Semper Paratus’ filings with the SEC, including the Form S-4, the preliminary proxy statement/prospectus, when filed with the SEC, the definitive proxy statement/prospectus, amendments and supplements thereto, and other documents filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated January 5, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMPER PARATUS ACQUISITION CORP.

Date: January 5, 2024	By:	/s/ Surendra Ajjarapu
	Name:	Surendra Ajjarapu
	Title:	Chief Executive Officer

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